UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No.20

7th December 2004

(6 pages)

ESPÍRITO SANTO FINANCIAL GROUP S.A.

(Name of Issuer)

Ordinary Shares, nominal value Euro 10 per share
(Title of Class of Securities)

29665F 20 0
(CUSIP Number)

David F. Morrison
Sullivan & Cromwell
24 rue Jean Goujon
75008 Paris
(011) 0033 173041000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(Date of Event Which Requires Filing of this Statement)

1st December 2004

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box

Check the following box if a fee is being paid with the statement

SEC 1746(12-91)

CUSIP No 29665F 20 0

1.	Names of Reporting Persons. I.R.S. Identifications Nos. of above persons (entities only) Espírito Santo International S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)

(b)

3.	SEC use Only

4.	Source of Funds WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	19,936,740

	8.	Shared Voting Power	7,493,911

	9.	Sole Dispositive Power	—

	10.	Shared Dispositive Power	7,493,911

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,430,651

12.	Check if the Aggregate in Row (11) Excludes Certain Shares

13.	Per Cent of Class Represented in Row (11) 57.25

14.	Type of Reporting Person HC,CO

This Amendment No.20 amends the statement on Schedule 13D filed by Espírito Santo International S.A., a limited liability company organized under the laws of Luxembourg (“ESI”) and Espírito Santo Resources (Portugal) (“ESR (P)”), an indirect subsidiary of ESI, with the Commission on March 2nd, 1995, as amended by Amendment No. 1, filed on 8th June, 1995, Amendment No. 2, filed on 31st October 1995.Amendment No.3 filed on 31st January 1996, Amendment No. 4 filed on 16th April 1996, Amendment No. 5 filed on 28th August 1996 ,as amended by Amendment No. 6 filed on 10th October 1996, Amendment No.7 filed on 10th January 1997 as amended by Amendment No.8 filed on 14th March 1998, as amended by Amendment No.9 filed on 25th May 1998 by Espírito Santo International S.A. and Espírito Santo & Irmãos, S.G.P.S., S.A. (“ESIR”) as amended by Amendment No.10 filed 27th September 1999, as amended by Amendment No.11 filed on 22nd December 1999 as amended by Amendment No.12 filed on 11th January 2000 as amended by Amendment No.13 filed on 8th June 2000, as amended by Amendment No.14 filed 9th June 2000 as amended by Amendment no.15 filed 25th January 2001, as amended by Amendment no.16 filed 22nd May 2002 as so amended, “Statement”) with respect to the ordinary shares, nominal value US$10 per share (the “Ordinary Shares”), of Espírito Santo Financial Group S.A. (the “Issuer”), as amended by Amendment No.17 filed 31st October 2002, as amended by Amendment no.18 filed 12th December 2002, as amended by Amendmment no.19 filed 20th January 2004. This Amendment No.20 supplements and, to the extent inconsistent therewith, amends the information set forth in the Statement.

Item 3. Sources and Amount of Funds or other Consideration

All of the purchases of Ordinary Shares reported in this Amendment no.19 to the Statement have been made by ESI from the working capital of ESI.

Item 5. Interest of Securities of Issuer

(a) and (b) ESI beneficially owns 27,430,651 (57.25%) of the ordinary shares of the Issuer. ESI is deemed to have sole voting and dispositive power over 7,493,911 such Ordinary shares and shared voting and dispositive power over the shares owned by Espírito Santo Irmãos S.G.P.S. S.A.

Espírito Santo Irmãos S.G.P.S., S.A.beneficially owns 7,493,911 shares (15.64%) of the Ordinary Shares of the Issuer,Espírito Santo Irmãos S.G.P.S., S.A.is deemed to have sole voting and dispositive power over 7,493,911 such Ordinary Shares.

(c) In addition to the purchases previously reported in the Statement and its amendments, there have been,since the amended file on 20th January 2004, purchases and sales of shares which have been below the reporting 1% obligation. All transactions in the ordinary shares by ESI are detailed on Schedule I attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Dated : 7th December 2004

Espírito Santo International S.A.

Manuel de Magalhães Villas-Boas
Senior Vice President

Schedule I

SHARES ESPIRITO SANTO FINANCIAL GROUP SA

PURCHASE AND SALE BY ESPIRITO SANTO INTERNATIONAL SA

total sh. ESFG
47,908,555
Date	N° shares	Total shares	%	Currency	Price	Place of
			total shares		per share	transaction

02/01/2004	(2,000)	19,188,200	40.05%	EUR	16.30	Lisbonne
02/01/2004	3,000	19,191,200	40.06%	EUR	16.32	Lisbonne
02/01/2004	6,100	19,197,300	40.07%	USD	20.40	New York
05/01/2004	11,300	19,208,600	40.09%	USD	20.79	New York
05/01/2004	24,060	19,232,660	40.14%	EUR	16.55	Lisbonne
05/01/2004	(6,000)	19,226,660	40.13%	EUR	16.63	Lisbonne
05/01/2004	(3,000)	19,223,660	40.13%	EUR	17.00	Lisbonne
06/01/2004	1,200	19,224,860	40.13%	USD	21.46	New York
06/01/2004	6,000	19,230,860	40.14%	EUR	16.93	Lisbonne
06/01/2004	(6,000)	19,224,860	40.13%	EUR	16.93	Lisbonne
06/01/2004	7,300	19,232,160	40.14%	USD	21.26	New York
07/01/2004	1,400	19,233,560	40.15%	USD	21.36	New York
07/01/2004	23,070	19,256,630	40.19%	EUR	17.01	Lisbonne
07/01/2004	(3,000)	19,253,630	40.19%	EUR	17.07	Lisbonne
08/01/2004	12,000	19,265,630	40.21%	EUR	17.01	Lisbonne
08/01/2004	(2,000)	19,263,630	40.21%	EUR	17.05	Lisbonne
08/01/2004	6,400	19,270,030	40.22%	USD	21.49	New York
09/01/2004	15,000	19,285,030	40.25%	EUR	16.87	Lisbonne
12/01/2004	20,000	19,305,030	40.30%	EUR	17	Lisbonne
12/01/2004	(20,000)	19,285,030	40.25%	USD	21.5135	New York
13/01/2004	25,000	19,310,030	40.31%	EUR	16.94	Lisbonne
14/01/2004	5,000	19,315,030	40.32%	EUR	17	Lisbonne
14/01/2004	(600)	19,314,430	40.32%	USD	21.6	New York
15/01/2004	2,000	19,316,430	40.32%	EUR	16.9	Lisbonne
15/01/2004	(2,000)	19,314,430	40.32%	EUR	16.9	Lisbonne
16/01/2004	7,000	19,321,430	40.33%	USD	21.4178	New York
16/01/2004	3,000	19,324,430	40.34%	EUR	16.85	Lisbonne
16/01/2004	(3,000)	19,321,430	40.33%	EUR	16.85	Lisbonne
19/01/2004	3,000	19,324,430	40.34%	EUR	16.8	Lisbonne
19/01/2004	(5,000)	19,319,430	40.33%	EUR	16.8	Lisbonne
20/01/2004	2,500	19,321,930	40.33%	USD	21.308	New York
20/01/2004	3,000	19,324,930	40.34%	EUR	16.75	Lisbonne
20/01/2004	(3,000)	19,321,930	40.33%	EUR	16.75	Lisbonne
21/01/2004	5,300	19,327,230	40.34%	USD	21.09886	New York
21/01/2004	15,000	19,342,230	40.37%	EUR	16.7333	Lisbonne
22/01/2004	5,200	19,347,430	40.38%	USD	20.86326	New York
22/01/2004	19,594	19,367,024	40.42%	USD	20.85	New York
22/01/2004	(2,000)	19,365,024	40.42%	EUR	16.75	Lisbonne
22/01/2004	3,000	19,368,024	40.43%	EUR	16.7467	Lisbonne
23/01/2004	8,000	19,376,024	40.44%	EUR	16.5875	Lisbonne
23/01/2004	(3,000)	19,373,024	40.44%	EUR	16.65	Lisbonne
26/01/2004	2,500	19,375,524	40.44%	EUR	16.3	Lisbonne
26/01/2004	(2,500)	19,373,024	40.44%	EUR	16.3	Lisbonne
27/01/2004	47,000	19,420,024	40.54%	EUR	15.9415	Lisbonne
27/01/2004	(2,543)	19,417,481	40.53%	EUR	16.0107	Lisbonne
27/01/2004	5,500	19,422,981	40.54%	USD	20.0965	New York
27/01/2004	5,000	19,427,981	40.55%	USD	19.9996	New York
28/01/2004	4,000	19,431,981	40.56%	USD	20.225	New York
28/01/2004	14,000	19,445,981	40.59%	EUR	15.8929	Lisbonne
28/01/2004	(5,600)	19,440,381	40.58%	EUR	15.9714	Lisbonne
29/01/2004	12,000	19,452,381	40.60%	USD	20.03792	New York
29/01/2004	5,000	19,457,381	40.61%	USD	19.9998	New York
29/01/2004	35,000	19,492,381	40.69%	EUR	16.0143	Lisbonne
30/01/2004	11,500	19,503,881	40.71%	EUR	16.0848	Lisbonne
30/01/2004	1,700	19,505,581	40.71%	USD	20.15	New York
02/02/2004	1,000	19,506,581	40.72%	USD	20.15	New York
02/02/2004	3,000	19,509,581	40.72%	USD	20.14	New York
05/05/2004	(200,000)	19,309,581	40.31%	EUR	16.9	Hors bourse
05/05/2004	1,515	19,311,096	40.31%	USD	20.21	Hors bourse
11/06/2004	92,920	19,404,016	40.50%	USD	20.65	Hors bourse
22/06/2004	404	19,404,420	40.50%	USD	20.85	Hors bourse
23/11/2004	32,320	19,436,740	40.57%	EUR	18.81856	Hors bourse
01/12/2004	500,000	19,936,740	41.61%	USD	25.25	New York